Filed pursuant to Rule 433
Registration No. 333-230094
January 5, 2021
PRICING TERM SHEET

Issuer:	Ohio Power Company
Designation:	Senior Notes, Series Q, due 2031
Principal Amount:	$450,000,000
Maturity:	January 15, 2031
Coupon:	1.625%
Interest Payment Dates:	January 15 and July 15
First Interest Payment Date:	July 15, 2021
Benchmark Treasury:	0.875% due November 15, 2030
Benchmark Treasury Yield:	0.962%
Reoffer Spread:	T+68 basis points
Yield to Maturity:	1.642%
Price to Public:	99.843% of the principal amount thereof
Transaction Date:	January 5, 2021
Settlement Date:	January 7, 2021 (T+2)
Optional Redemption Terms:
Make-whole call:	Prior to October 15, 2030 at a discount rate of the Treasury Rate plus 12.5 basis points
Par call:	On or after October 15, 2030 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	677415 CT6 / US677415CT66
Joint Book-Running Managers:	Credit Agricole Securities (USA) Inc. Credit Suisse Securities (USA) LLC Wells Fargo Securities, LLC
Expected Ratings*:	A3 (Stable) by Moody’s Investors Service, Inc. A- (Stable) by S&P Global Ratings, a division of S&P Global Inc. A (Stable) by Fitch Ratings, Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.